Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Nine Months Ended September 30, 2011	Years Ended December 31,
	(Unaudited)	2010	2009	2008	2007	2006
Earnings
Income before income taxes	$1,060	$769	$552	$494	$759	$799
Interest expense	149	233	241	220	266	303
Portion of rents representative of the interest factor	114	140	132	145	162	162
	$1,323	$1,142	$925	$859	$1,187	$1,264
Fixed Charges
Interest expense	$149	$233	$241	$220	$266	$303
Portion of rents representative of the interest factor	114	140	132	145	162	162
	$263	$373	$373	$365	$428	$465
Ratio of Earnings to Fixed Charges	5.0	3.1	2.5	2.4	2.8	2.7